Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ARAMARK Corporation:

We consent to the use of our report dated December 16, 2010, with respect to the consolidated balance sheets of ARAMARK Corporation and subsidiaries as of October 1, 2010 and October 2, 2009, and the related consolidated statements of operations, cash flows and shareholder’s equity for the fiscal years ended October 1, 2010, October 2, 2009 and October 3, 2008, and the related financial statement schedule incorporated herein by reference and to our firm under the headings “Summary consolidated financial data” and “Experts” in the registration statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania

December 16, 2010